Filed Pursuant to Rule 433
Registration No. 333-145055
Pricing Term Sheet
August 9, 2007
Schering-Plough Corporation
6.00% Mandatory Convertible Preferred Stock
     The following information supplements the Preliminary Prospectus Supplement, dated August 2, 2007, filed pursuant to Rule 424(b)(3), Registration Statement No. 333-145055.

Issuer:	Schering-Plough Corporation

Title of securities:	6.00% Mandatory Convertible Preferred Stock

Aggregate amount offered:	$2,500,000,000 of liquidation preference

Shares issued:	10,000,000

Liquidation preference per share:	$250.00

Greenshoe option:	1,500,000 shares ($375,000,000 of liquidation preference)

Price to public:	100% of liquidation preference ($250.00 per share)

Mandatory conversion date:	August 13, 2010

Annual dividend rate:	6.00% per share on the liquidation preference

Expected annual/quarterly dividend per share:	$15.00 / $3.75

Amount of first dividend payment per share:	$3.75

Amount of final dividend payment per share (payable on mandatory conversion date):	$3.67

Dividend Payment Dates:	February 15, May 15, August 15, and November 15 of each year, and the mandatory conversion date, commencing November 15, 2007.

Initial price:	$27.50

Threshold appreciation price:	$33.69, which represents an approximately 22.50% appreciation over the initial price

Conversion rate:	The conversion rate for each share of the mandatory convertible preferred stock will be not more than 9.0909 common shares and not less than 7.4206 common shares, depending on the applicable market value of the Issuer’s common shares, as described below.

If the applicable market value of the Issuer’s common shares is equal to or greater than the threshold appreciation price, then the conversion rate will be 7.4206 common shares per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $250.00 divided by $33.69.

If the applicable market value of the Issuer’s common shares is less than the threshold appreciation price, but greater than the initial price, then the conversion rate will be the number of common shares per share of mandatory convertible preferred stock equal to $250.00 divided by the applicable market value.

If the applicable market value of the Issuer’s common shares is less than or equal to the initial price, then the conversion rate will be 9.0909 common shares per share of the mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $250.00 divided by $27.50.

Make-Whole acquisition conversion rate:	The following table sets forth the make-whole acquisition conversion rate per share of mandatory convertible preferred stock for each hypothetical share price and effective date set forth below:

	Share Price
Effective Date	$10.00	$15.00	$20.00	$25.00	$27.50	$30.00	$33.69	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$75.00	$100.00
August 15, 2007	8.1797	7.9890	7.8360	7.7129	7.6145	7.4869	7.3271	7.2854	7.1930	7.1697	7.1672	7.1673	7.1676	7.1678	7.1681	7.1685
August 15, 2008	8.7368	8.6200	8.4101	8.0711	7.8702	7.6758	7.4494	7.3929	7.2777	7.2515	7.2485	7.2488	7.2494	7.2500	7.2503	7.2523
August 15, 2009	8.9569	8.9515	8.8654	8.5305	8.2348	7.9071	7.5392	7.4625	7.3432	7.3303	7.3302	7.3309	7.3315	7.3321	7.3329	7.3343
August 13, 2010	9.0909	9.0909	9.0909	9.0909	9.0909	8.3333	7.4206	7.4206	7.4206	7.4206	7.4206	7.4206	7.4206	7.4206	7.4206	7.4206
•	if the share price is in excess of $100.00 per share (subject to adjustment), then the make-whole acquisition conversion rate will be the minimum conversion rate, subject to adjustment

•	if the share price is less than $10.00 per share (subject to adjustment), then the make-whole acquisition conversion rate will be the maximum conversion rate, subject to adjustment

Dividend make-whole payment upon a make-whole acquisition:	For any shares of mandatory convertible preferred stock that are converted during the make-whole acquisition conversion period, in addition to the common shares issued upon conversion, the Issuer must pay you in cash, the sum of:

(i) all accrued, cumulated and unpaid dividends on your shares of mandatory convertible preferred stock that have not been declared for all dividend periods to, but excluding, the make-whole conversion date, plus

(ii) if the make-whole conversion date is prior to the record date, all accrued, cumulated and unpaid dividends on your shares of mandatory convertible preferred stock that have been declared for all dividend periods to, but excluding, the make-whole conversion date, plus

(iii) the present value of all remaining future dividend payments on your shares of mandatory convertible preferred stock through and including August 13, 2010 (excluding (a) any unpaid dividends accrued during the portion of the then-current dividend period through, but excluding, the make-whole conversion date, and (b) if the make-whole conversion date is after the record date for any declared dividend, any of those dividends for the then-current dividend period) discounted at a rate equal to 6.75%, in each case, out of legally available assets.

If the make-whole conversion date is after the record date for any declared dividends, you will be paid those dividends on the relevant dividend payment date, rather than the make-whole conversion date, if you were the holder of record on the record date for that dividend.

Provisional conversion at the Issuer’s option:	Prior to the mandatory conversion date, if the closing price per common share exceeds $50.53 (150% of the threshold appreciation price of $33.69), subject to anti-dilution adjustments, for at least 20 trading days within a period of 30 consecutive trading days, the Issuer may, at its option, cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding at the minimum conversion rate, subject to certain adjustments and only if, in addition to issuing you such common shares, at the time of such conversion the Issuer is then legally permitted to and does pay you in cash an amount equal to the sum of:

(i) all accrued, cumulated and unpaid dividends on your shares of mandatory convertible preferred stock that have not been declared for all dividend periods to, but excluding, the conversion date, plus

(ii) if the conversion date is prior to the record date, all accrued, cumulated and unpaid dividends on your shares of mandatory convertible preferred stock that have been declared for all dividend periods to, but excluding, the conversion date, plus

(iii) the present value of all remaining future dividend payments on your shares of mandatory convertible preferred stock through and including August 13, 2010 (excluding (a) any unpaid dividends accrued during the portion of the then-current dividend period through, but excluding, the make-whole conversion date, and (b) if the make-whole conversion date is after the record date for any declared dividend, any of those dividends for the then-current dividend period) discounted at a rate equal to the Treasury Yield.

If the conversion date is after the record date for any declared dividend, you will be paid those unpaid dividends on the relevant dividend payment date, rather than the conversion date, if you were the holder of record on the record date for that dividend.

Trade date:	August 9, 2007

Settlement date:	August 15, 2007

CUSIP / ISIN:	806605705 / US8066057055

Listing:	The mandatory convertible preferred stock has been approved for listing on the NYSE under the symbol “SGP PrB”, subject to issuance.

Common shares:	The Issuer’s common shares are listed on the NYSE under the symbol “SGP”.

Concurrent offering of common shares:	The Issuer priced its concurrent registered public offering of 50,000,000 common shares (57,500,000 shares if the underwriters exercise their greenshoe option in full) at a price to the public of $27.50 per common share.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526.